EXHIBIT 21



                         LIST OF SUBSIDIARIES


     The Partnership is a general partner in JMB-40 Broad Street Associates, an Illinois general partnership which held title to the 40 Broad Street Building prior to its sale in December, 1997. The Partnership is a general partner in Royal Executive Park-I, a New York general partnership which held title to the Royal Executive Park Office Complex prior to its sale in December, 1997. Reference is made to the Notes for a summary description of the terms of such partnership agreements. The Partnership's interest in the foregoing joint venture partnerships, and the results of their operations are included in the consolidated financial statements of the Partnership filed with this annual report.